                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                   Alcan Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013716105
                        --------------------------------
                                 (CUSIP Number)

                                  Ralph Stadler
                            BZ Group Holding Limited
                      Egglirain 24, 8832 Wilen, Switzerland
                                (41) (1) 786-6666
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 26, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No. 013716105


------------------------------------------------------------------------------------------------------------
 1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                        BZ Group Holding Limited

------------------------------------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)                     (a)      [ ]
                                                                                             (b)      [ ]

------------------------------------------------------------------------------------------------------------
 3.  SEC Use Only


------------------------------------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)

                                   N/A

------------------------------------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)              [ ]

------------------------------------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization

                               Switzerland

------------------------------------------------------------------------------------------------------------
                   7.  Sole Voting Power

                                                                          19,975,021

                --------------------------------------------------------------------------------------------
Number of          8.  Shared Voting Power
Shares
Benficially                                                                        0
Owned by
Each            --------------------------------------------------------------------------------------------
Reporting          9.  Sole Dispositive Power
Person With
                                                                          19,975,021

                --------------------------------------------------------------------------------------------
                  10.  Shared Dispositive Power

                                                                                   0

------------------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                          19,975,021

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                            [ ]

------------------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                                                                         6.2 percent

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14.  Type of Reporting Person

                                   CO

------------------------------------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 013716105

         This statement hereby amends the Schedule 13D filed by BZ Group Holding Limited ("BZ Holding") on October 5, 2000 and amended by Schedule 13D Amendment No. 1 filed on April 17, 2001 and by Schedule 13D Amendment No. 2 filed on October 26, 2001 (as amended, the "Schedule 13D"), with respect to the Common Shares, no par value (the "Common Shares"), of Alcan Inc. (the "Company").

Item 4.  Purpose of Transaction

         Item 4 is hereby amended and restated in its entirety as follows:

         The acquisition of the Company's Shares by BZ Holding took place pursuant to a public exchange offer governed under Swiss law (the "Exchange Offer"), pursuant to which shareholders of Alusuisse Group Ltd. ("algroup") (including BZ Holding) would receive 17.1 Shares for each algroup share tendered. The Exchange Offer commenced on August 29, 2000 and the initial offering period of the Exchange Offer ended on September 25, 2000.

         As a result of the public exchange offer transaction, Martin Ebner, the Chairman of the Board of BZ Holding, was elected to the Board of Directors of the Company.

         Other than as described in this Item 4, BZ Holding does not have any plans or proposals that relate to, or that would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (d) any additional changes in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         BZ Holding has recently determined to reduce its holdings in the Company. Notwithstanding any of the foregoing, BZ Holding reserves the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4. Any such decision will depend, however, on numerous factors, including, without limitation, the market price of the Shares, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of BZ Holding and general economic and market conditions.

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CUSIP No. 013716105


Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended to read as follows:

         (a)-(b)  See cover page.

         (c) Since October 24, 2001, BZ Holding engaged in the following transactions with respect to the Common Shares. Each of these transactions was completed on the New York Stock Exchange or the SWX Swiss Exchange.

         DATE              TRANSACTION        AMOUNT         PRICE PER SHARE
         ------------------------------------------------------------------
         10/24/01          Sold            1,038,000             $32.40
         10/25/01          Sold              681,400             $32.60
         10/26/01          Sold              454,400             $32.30
         10/29/01          Sold              200,000             $32.80
         10/30/01          Sold                1,000             $32.49
         11/1/01           Sold                5,000             $30.45
         11/8/01           Sold              600,000             $32.65
         11/9/01           Sold              500,000             $32.70
         11/12/01          Sold              715,200             $32.85
         11/13/01          Sold              250,700             $32.80
         11/14/01          Sold            1,490,700             $34.02
         11/15/01          Sold              600,000             $35.25
         11/16/01          Sold              160,000             $34.95
         11/19/01          Sold               58,400             $34.75
         11/20/01          Sold              725,000             $35.30
         11/21/01          Sold              460,000             $35.00
         11/22/01          Sold              285,000             $35.20
         11/26/01          Sold              143,200             $35.00

         (d)-(e)  Not Applicable.

CUSIP No. 013716105


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2001

BZ GROUP HOLDING LIMITED,
a Swiss corporation

/s/  Martin Ebner                         /s/  Ralph Stadler
-----------------------------             ----------------------------------
By:    Martin Ebner                       By:    Ralph Stadler
Its:   Chairman                           Its:   Secretary and General Counsel